                     SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C. 20549


                                SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                             (Amendment No. __)



                      CinemaStar Luxury Theaters, Inc.
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                              (Name of Issuer)


                     Common, Stock Value - No Par Value
---------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 17244C 10 3
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                               (CUSIP Number)


                           Daniel Churchill, Esq.
                            Churchill & Churchill
                 1610 Fifth Avenue, Moline, Illinois  61265
                               (309) 762-3643
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         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                June 26, 1997
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           (Date of Event which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box     / /


                                                         (Page 1 of 8 Pages)

                                SCHEDULE 13D

CUSIP No. 17244C 10 3                                      Page 2 of 8 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Daniel Churchill
          SS ####-##-####
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                     (b) / /
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3   SEC USE ONLY
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4   SOURCE OF FUNDS*

          PF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT    / /
    TO ITEMS 2(d) or 2(E)
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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                      7     SOLE VOTING POWER

                                  376,000
                      ------------------------------------------------------
                      8     SHARED VOTING POWER
 NUMBER OF SHARES     ------------------------------------------------------
BENEFICIALLY OWNED
BY EACH REPORTING     9     SOLE DISPOSITIVE POWER
   PERSON WITH
                                  376,000
                      ------------------------------------------------------

                      10    SHARED DISPOSITIVE POWER
---------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          376,000
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN       / /
    SHARES*
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.28%
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14  TYPE OF REPORTING PERSON*

          IN
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

                                SCHEDULE 13D

CUSIP No. 17244C 10 3                                            Page 3 of 8



ITEM 1.     Security and Issuer.
------

      This statement relates to shares of Common Stock, no par value, 15,000,000 shares authorized, 7,113,847 shares issued and outstanding as of March 14, 1997, together with Class A Redeemable Warrants convertible at any time through February 7, 2000, at $6.00 per share, of CinemaStar Luxury Theaters, Inc. (the "Company"). The principal executive offices of the Company are located at CinemaStar Luxury Theaters, Inc., 431 College Blvd., Oceanside, CA 92057-5435, IRS Employer No. 33-0451054.


ITEM 2.     Identity and Background.
------

      1.    (a)   Daniel Churchill
            (b)   1610 5th Avenue
                  Moline, Illinois  61265
            (c)   Principal Occupation:
                  Attorney
            (d)   The Reporting Person has not, during the last five years,
                  been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
            (e)   The Reporting Person has not during the last five years
                  been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
            (f)   United States


ITEM 3.     Source and Amount of Funds or Other Consideration.
------

      The amount of consideration used to acquire the 255,000 shares of Common Stock for Daniel Churchill individually and/or as Trustee UTA
August 6, 1985 of the Company's Stock and 35,000 Class A Redeemable Warrants was derived from personal funds of the Reporting Person. The amount of the consideration used to acquire the 86,000 shares by Illinois Holding Company was derived from funds of that Company. Illinois Holding Company is a one bank holding company 100% owned by Daniel Churchill. All shares owned by the Reporting Person are held in the names of either Daniel Churchill individually or Daniel Churchill, Trustee UTA August 6, 1985, a revocable grantor trust owned exclusively by the Reporting Person. A

                                SCHEDULE 13D

CUSIP No. 17244C 10 3                                            Page 4 of 8

schedule of the shares, dates, the prices per share owned by the Reporting Person and Illinois Holding Company is attached and marked Exhibit 1 to Item 3.


ITEM 4.  Purpose of Transaction.
------

      The Company's stock was acquired for investment in the Company. Reporting Person may from time to time acquire additional securities of the Company using personal funds through broker and/or privately negotiated transactions. Periodically over recent months Reporting Person has communicated with the Board of Directors and senior management officers of the Company regarding, among other matters, management's operation of the Company, the Board's decisions concerning Company policies including the development of a business plan, public reporting of information and the addition of persons independent from Company's management to be added to the Board of Directors. The Reporting Person may continue such communications with the Company in the future and/or pursue plans or proposals relating to the foregoing.

      Except as described above, the Reporting Person does not have any present plans or proposals that relate to or would result in (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's articles of incorporation, regulations or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

      The Reporting Person reserves the right to determine in the future to change the purpose or purposes described above.

                                SCHEDULE 13D

CUSIP No. 17244C 10 3                                            Page 5 of 8


ITEM 5.     Interest in Securities of Issuer
------

      (a) The Reporting Person beneficially owns 376,000 shares, representing 5.285% of the outstanding shares of the Company based upon reported issued and outstanding shares on March 7, 1997, of 7,113,847.

      (b) The Reporting Person has the sole power to vote and to dispose of the shares referred to in Item 5(a).

      (c) Except as reported in Item 3 hereof, there has been no transaction in the Common Stock of the Company effected during the past sixty (60) days by the Reporting Person.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referred in Item 5(a).

      (e)   Not applicable.

ITEM 6.     Contracts, Arrangements, Understandings or Relationships with
------      Respect to Securities of the Issuer.

      Not applicable.

ITEM 7.     Material to be Filed as Exhibits.
------

      Exhibit 1 to Item 3 detailing dates, shares purchased, and price per share of securities and company acquired by Reporting Person and Illinois Holding Company.

                                SCHEDULE 13D

CUSIP No. 17244C 10 3                                            Page 6 of 8


                                 SIGNATURES
                                 ----------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                              June 30, 1997
                                              ------------------------------
                                              (Date)


                                              /s/ Daniel Churchill
                                              ------------------------------
                                              (Signature)


                                              Daniel Churchill
                                              ------------------------------
                                              (Name and Title)
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

                                SCHEDULE 13D
                                ------------

                            EXHIBIT 1A TO ITEM 3
                            --------------------

      Daniel Churchill or Daniel Churchill, Trustee UTA August 6, 1985

                                Common Stock
                                ------------

          No. of Shares        Price Per Share         Where         How
Date    Purchased (Sold)   (excluding commissions)  Transacted   Transacted
----     ---------------   ----------------------   ----------   ----------


05/96         7,500                7.9375               OTC           *
09/96         4,400                5.5625               OTC           *
10/96        15,000             4.125 - 5.125           OTC           *
11/96        15,100             4.00  - 4.125           OTC           *
12/96       119,925             2.52  - 3.875           OTC           *
01/97        52,075            2.78125 - 3.125          OTC           *
03/97        30,000           1.1875 - 2.28125          OTC           *
03/97         5,000                 1.25                OTC           *
06/97         6,000                 1.25                OTC           *

Total       255,000

                              Class A Warrants
                              ----------------

12/96        25,000                 1.05                OTC           *
06/97        10,000                  .325               OTC           *

Total        35,000


* Transactions effected in the over-the-counter market ("OTC") through standard brokerage accounts maintained by Daniel Churchill, individually and as Trustee UTA August 6, 1985.

                                SCHEDULE 13D
                                ------------

                            EXHIBIT 1B TO ITEM 3
                            --------------------

                            Illinois Holding Co.

                                Common Stock
                                ------------


          No. of Shares        Price Per Share         Where         How
Date    Purchased (Sold)   (excluding commissions)  Transacted   Transacted
----    ----------------   ----------------------   ----------   ----------

01/97        22,000             2.875 - 3.125           OTC           *
02/97        43,000             2.50 - 2.9375           OTC           *
03/97        21,000             2.25 - 2.4375           OTC           *

Total        86,000


* Transactions effected in the over-the-counter market ("OTC") through standard brokerage accounts maintained by Illinois Holding Co.

                                      8